Exhibit 11.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Years Ended December 31,					Three Months Ended March 31,
	2013	2012	2011	2010	2009	2014	2013
						(unaudited)
Net income (loss) attributable to CCIC stockholders	$90,111	$188,584	$171,077	$(310,940)	$(114,332)	$101,497	$15,462
Dividends on preferred stock and losses on purchases of preferred stock	(11,363)	(2,629)	(22,940)	(20,806)	(20,806)	(10,997)	—

Net income (loss) attributable to CCIC common stockholders	$78,748	$185,955	$148,137	$(331,746)	$(135,138)	$90,500	$15,462

Weighted-average number of common shares outstanding (in thousands):
Basic weighted-average number of common shares outstanding	298,083	289,285	283,821	286,764	286,622	332,034	291,102
Effect of assumed dilution from potential common shares relating to stock options and restricted stock awards	1,210	1,985	2,126	—	—	1,011	1,468

Diluted weighted-average number of common shares outstanding	299,293	291,270	285,947	286,764	286,622	333,045	292,570
Net income (loss) attributable to CCIC common stockholders, per common share:
Basic	$0.26	$0.64	$0.52	$(1.16)	$(0.47)	$0.27	$0.05
Diluted	$0.26	$0.64	$0.52	$(1.16)	$(0.47)	$0.27	$0.05